EXHIBIT 99.1

Profound Medical Announces Second Quarter 2021 Financial Results

TORONTO, Aug. 04, 2021 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today reported financial results for the second quarter ended June 30, 2021.

Recent Corporate Highlights

  On April 21, 2021, the Company participated in the 2021 Bloom Burton & Co. Virtual Healthcare Investor Conference.
  On May 6, 2021, Profound announced a multi-site imaging center agreement for TULSA-PRO® with Akumin Inc. (NASDAQ/TSX:AKU), a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States.
  On May 19, 2021, the Company announced the voting results from its 2021 Annual General Meeting of Shareholders. Following the meeting, Rashed Dewan, Profound’s VP Finance, Manufacturing & Service, was appointed to the additional position of Chief Accounting Officer. As part of this transition, Aaron Davidson continues in the position of SVP Corporate Development, but no longer serves as Profound’s Chief Financial Officer.
  On June 1, 2021, Profound participated in the Jefferies Virtual Healthcare Conference.
  On June 22, the Company participated in the Virtual Raymond James Human Health Innovations Conference.
  On July 29, 2021, Profound participated in A.G.P.’s Virtual MedTech Summer Conference.

“The U.S. TULSA-PRO® business rebound that started in March continued through the second quarter, driving a 145% sequential increase in recurring revenues over the previous quarter,” said Arun Menawat, Profound’s CEO. “Moving forward, while we remain cautious about the continuing impact of COVID-19, particularly in select international markets such as China and Japan, we believe that our overall Q2 financial performance bodes well for the second half of 2021.”

Summary Second Quarter 2021 Results

Effective December 31, 2020, Profound changed its presentation currency from the Canadian dollar to the United States dollar. The comparative figures disclosed in this press release have been retrospectively changed to reflect the change in presentation currency to the U.S. dollar, as if the U.S. dollar had been used as the presentation currency for the period ended June 30, 2020. Unless specified otherwise, all amounts in this press release are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

For the quarter ended June 30, 2021, the Company recorded revenue of approximately $2.6 million, with $1.4 million from the one-time sale of capital equipment and $1.2 million from recurring revenue (non-capital), which consists of the sale of consumables, lease of medical devices, procedures and services associated with extended warranties. Second quarter 2021 revenue increased approximately 156% from $1.0 million in the same three-month period a year ago.

Total operating expenses, which consist of research and development (“R&D”), general and administrative (“G&A”), and selling and distribution expenses, were approximately $7.6 million in the second quarter of 2021, an increase of 74% compared with approximately $4.4 million in second quarter of 2020.

Expenditures for R&D for the three months ended June 30, 2021 were approximately $3.4 million, an increase of 99% compared with approximately $1.7 million in the three months ended June 30, 2020, primarily driven by increased costs associated with new and existing clinical trials, increased spending for R&D initiatives and projects, travel restrictions being removed, options awarded to employees, additional headcount and overall increase to general expenses, partially offset by decreased consulting fees.

G&A expenses for the 2021 second quarter increased by 49% to approximately $2.5 million, compared with approximately $1.6 million in the same period in 2020, due to additional headcount, increased salaries and director fees, higher Nasdaq and TSX fees, increased legal and accounting fees, and options awarded to employees.

Second quarter 2021 selling and distribution expenses increased by 74% to approximately $1.7 million, compared with $993,000 in the second quarter of 2020. While selling and distribution expenses have historically been lower than R&D expenses, Profound continues to expect that, in the future, selling and distribution expenses will exceed R&D expenses as the Company continues to commercialize the TULSA-PRO® system in the United States.

Net finance costs for the three months ended June 30, 2021 were approximately $602,000, compared with approximately $1.2 million in the three months ended June 30, 2020.

Second quarter 2021 net loss was approximately $7.0 million, or $0.35 per common share, compared to approximately $5.3 million, or $0.33 per common share, in the three months ended June 30, 2020.

Liquidity and Outstanding Share Capital

As at June 30, 2021, Profound had cash of approximately $73.8 million.

As at August 4, 2021, Profound had 20,386,802 common shares issued and outstanding.

For complete financial results, please see Profound’s filings at www.sedar.com, www.sec.gov and on the Company’s website at www.profoundmedical.com under “Financial” in the Investors section.

Conference Call Details

Profound Medical is pleased to invite all interested parties to participate in a conference call today, August 4, 2021, at 4:30 pm ET during which time the results will be discussed.

Live Call:	1-833-710-1825 (Canada and the United States)
1-929-517-0404 (International)

Replay:	1-404-537-3406

Conference ID:	2181037

The call will also be broadcast live and archived on the Company's website at www.profoundmedical.com under "Webcasts" in the Investors section.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (BPH). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849

Profound Medical Corp.
Interim Condensed Consolidated Balance Sheets
(Unaudited)

	June 30, 2021 $	December 31, 2020 $

Assets

Current assets
Cash	73,771	83,913
Trade and other receivables	7,535	7,431
Inventory	7,386	5,331
Prepaid expenses and deposits	446	1,067
Total current assets	89,138	97,742

Property and equipment	888	859
Intangible assets	1,754	1,898
Right-of-use assets	1,310	1,424
Goodwill	2,751	2,678

Total assets	95,841	104,601

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,307	3,382
Deferred revenue	852	358
Provisions	187	195
Other liabilities	-	99
Derivative financial instrument	316	450
Lease liabilities	407	312
Income taxes payable	-	13
Total current liabilities	4,069	4,809

Deferred revenue	723	1,078
Lease liabilities	1,168	1,364

Total liabilities	5,960	7,251

Shareholders’ Equity

Share capital	219,056	211,527
Contributed surplus	13,708	11,250
Accumulated other comprehensive loss	1,653	4,567
Deficit	(144,536)	(129,994)

Total Shareholders’ Equity	89,881	97,350

Total Liabilities and Shareholders’ Equity	95,841	104,601

Profound Medical Corp.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(Unaudited)

	Three months ended June 30, 2021 $	Three months ended June 30, 2020 $	Six months ended June 30, 2021 $	Six months ended June 30, 2020 $

Revenue
Capital equipment	1,459	426	1,693	1,166
Non-capital - recurring	1,168	600	1,645	1,020
	2,627	1,026	3,338	2,186
Cost of sales	1,411	610	1,870	1,328
Gross profit	1,216	416	1,468	858

Operating expenses
Research and development	3,419	1,721	6,524	3,832
General and administrative	2,453	1,642	4,585	3,912
Selling and distribution	1,728	993	3,315	1,926
Total operating expenses	7,600	4,356	14,424	9,670

Operating Loss	6,384	3,940	12,956	8,812

Net finance costs/(income)	602	1,225	1,502	(1,056)

Loss before taxes	6,986	5,165	14,458	7,756

Income taxes	57	138	84	230

Net loss attributed to shareholders for the period	7,043	5,303	14,542	7,986

Other comprehensive loss
Item that may be reclassified to loss
Foreign currency translation adjustment	(1,929)	(3,998)	(2,914)	4,808
Net loss and comprehensive loss for the period	8,972	9,301	17,456	3,178

Loss per share
Basic and diluted loss per common share	0.35	0.33	0.72	0.52

Profound Medical Corp.
Interim Condensed Consolidated Statements of Cashflows
(Unaudited)

	Six months ended June 30, 2021 $	Six months ended June 30, 2020 $

Operating activities
Net loss for the period	(14,542)	(7,986)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment	229	180
Amortization of intangible assets	502	423
Depreciation of right-of-use assets	165	149
Share-based compensation	2,798	1,092
Interest and accretion expense	46	517
Deferred revenue	107	26
Change in fair value of derivative financial instrument	(149)	170
Change in fair value of contingent consideration	-	8
Changes in non-cash working capital balances
Trade and other receivables	56	(393)
Prepaid expenses and deposits	640	551
Inventory	(2,135)	(1,616)
Accounts payable and accrued liabilities	(1,168)	(693)
Provisions	(12)	3
Income taxes payable	(13)	(7)
Foreign exchange on cash	1,188	(1,250)
Total cash used in operating activities	(12,288)	(8,826)

Investing activities
Purchase of property and equipment	(32)	-
Purchase of intangible assets	(313)	-
Total cash used in investing activities	(345)	-

Financing activities
Issuance of common shares	-	39,523
Transaction costs paid	-	(3,150)
Payment of other liabilities	(99)	(141)
Payment of long-term debt and interest	-	(9,293)
Proceeds from share options exercised	342	1,128
Proceeds from warrants exercised	1,511	7,802
Payment of lease liabilities	(197)	(128)
Total cash from financing activities	1,557	35,741

Net change in cash during the period	(11,076)	26,915
Foreign exchange on cash	934	(649)
Cash – Beginning of period	83,913	14,800
Cash – End of period	73,771	41,066